Exhibit (e)(6)

To

AIXTRON SE

August 4th, 2016

Common Written Statement of the SE Works Council and Works Council of AIXTRON SE on the Takeover Offer by Grand Chip Investment GmbH dated 29 July 2016

The SE works council as well as the works council of AIXTRON SE (collectively the Works Council or we) have decided to make use of their right pursuant to Sec. 27 (2) of the German Takeover Act (Wertpapierervzerbs-und Übernahmegesetz, V/pUG) to make a written statement on the takeover offer by Grand Chip Investment GmbH dated 29 July 2016.

On 29 July 2016, Grand Chip Investment GmbH, c/o Paul Hastings (Europe) LLP, Siesmayerstraße 21, 60323 Frankfurt am Main (the Bidder) published a takeover offer for the acquisition of up to 100% of the shares in AIXTRON SE (AIXTRON) pursuant to Sec. 29 et seq. of the German Takeover Act (the Takeover Offer).

The Works Council welcomes and supports the proposed arrival of the Bidder as future majority investor in AIXTRON as laid out in the Business Combination Agreement dated 23 May 2016 (the Business Combination Agreement).

The interest and appreciation expressed therewith acknowledge the wide product portfolio and the innovative, highly experienced workforce of AIXTRON.

The Works Council has noticed and welcomes that the Bidder heavily relies on the competence and commitment of AIXTRON’s existing workforce in all locations and that it intends to further strengthen AIXTRON’s employment base in line with its plans to grow AIXTRON’s business.  We further welcome the Bidder’s statement as to the Takeover Offer being a unique opportunity for the growth and expansion of AIXTRON’s workforce.

The Works Council is convinced that in today’s challenging market environment the arrival of a new financially sound investor helps maintain the existing local setups of AIXTRON and secure jobs in all existing locations.  We share the expectation that accelerated growth in the Chinese market, which is expected through the arrival of the Bidder, will benefit all existing technology hubs and production sites.

Although, in principal, the Bidder is not legally bound to realize the investment objectives and economical goals laid out in the Business Combination Agreement, we trust the Bidder’s statement that the transaction is not directed towards cost reductions or layoffs to the detriment of AIXTRON’s personnel.

We are confident that through the aimed further growth existing jobs can be secured.  Further, just like the Bidder, we see potential to create new jobs.

The Business Combination Agreement contains mere statements of intent with regard to subjects such as employment protection and long-term securing of existing locations and no legally binding declarations as seen and not uncommon in similar friendly takeovers.

AIXTRON’s employees’ employment contracts as well as existing shop agreements will remain unaffected by the consummation of the Takeover Offer.

The future success of AIXTRON specifically depends on the commitment and creativity of its workforce.

We expect the proposed takeover by the Bidder to have a positive impact on the employment protection, the formulation of labor conditions and the long-term development of the company.

In our view, the proposed takeover of AIXTRON by the Bidder is in the interest of the employees, their families and also the global regions in which AIXTRON operates affiliate companies.

/s/ Thomas Vockenberg	/s/ Ingo Bardenberg

Thomas Vockenberg	Ingo Bardenberg

-Chairman, SE Works Council-	-Chairman, Works Council-